March 15, 2007

via: EDGAR and Facsimile

Ms. Ibolya Ignat Staff Accountant Securities and Exchange Commission Washington, D.C. 20549	Re: American Financial Group, Inc. Form 10-K for December 31, 2005 Filed on March 7, 2006 File No. 000-01532

Dear Ms. Ignat:

We would like to thank you and the Staff for the time spent Monday discussing the appropriate accounting for our residual value insurance ("RVI") contracts on automobiles. The purpose of this letter is to summarize how these contracts work and how we believe they should be accounted for under SFAS No. 133.

Background

Residual value insurance generally provides coverage to a lessor of an automobile to insure that the lessor will receive at least a predetermined amount at the termination of the lease. This amount is generally the Contract Residual Value ("CRV"). The CRV is the amount at which the lessee may purchase the vehicle at lease termination. The CRV is set at a fixed amount on the date the lease is entered into, varies from car to car, and does not fluctuate during the term of the lease. At lease termination, if the lessee chooses not to purchase the vehicle, it is generally sold at auction. AFG incurs no loss on vehicles purchased by the lessee at the CRV. The amount of loss, if any, incurred by AFG is generally equal to the difference between the CRV and the actual sales value.

While actual sales values typically determine the amount of loss AFG incurs, if any, a minor portion of AFG's policies are settled based on the greater of the actual sales proceeds received or the Black Book wholesale average value. Black Book is a recognized industry leader in the publishing of wholesale used vehicle values. The Black Book feature is intended to protect AFG from losing value by encouraging insureds to maximize the selling prices of their autos coming off lease. It should be noted that the Black Book feature becomes a determining factor in fewer than 10% of our vehicles coming off lease.

In response to a previous Staff comment, we analyzed over 116,000 leases representing all of the leases expiring during calendar year 2005 for our largest account that included the Black Book feature. We believe our other accounts having this feature would produce comparable results.

March 15, 2007

To illustrate the operations of the contract provisions, we provide the following examples from the 116,000 leases in our analysis, including one where our loss was determined by the "Black Book Value":

	Contract	Black	Hypothetical	Actual		Loss
	Residual	Book	Black Book	Sales	Actual	Based
VIN No.	Value	Value	Based Loss	Value	Loss	On
WP0AB29942S686840	$82,674	$74,900	$7,774	$79,000	$3,674	Sales Value
SAJDA14C22LLF48127	$25,639	$19,600	$6,039	$22,600	$3,039	Sales Value
JTJHF10U910233853	$23,241	$18,700	$4,541	$23,241	- 0 -	Sales Value
1NXBR12EX1Z514294	$7,746	$6,750	$996	$4,800	$996	Black Book
1B4HR38N52F163833	$12,816	$10,450	$2,366	$11,100	$1,716	Sales Value
3VWCK21C91M473645	$12,434	$8,850	$3,584	$9,800	$2,634	Sales Value
WDBKK65F51F194377	$29,162	$23,200	$5,962	$26,500	$2,662	Sales Value
5TDZT34A01S020573	$20,528	$17,375	$3,153	$18,800	$1,728	Sales Value
SAJDA24C72LF41020	$31,729	$27,900	$3,829	$30,000	$1,729	Sales Value
5TDZT34AX1S047134	$21,168	$17,025	$4,143	$18,200	$2,968	Sales Value
WDBLK70G72T127549	$42,636	$36,800	$5,836	$37,539	$5,097	Sales Value

Accounting Issues

The following accounting issues are relevant in determining whether or not AFG's RVI contracts are subject to the requirements of SFAS No. 133:

  What are the "underlyings"?

  An "underlying" is a variable that, along with a notional amount or a payment provision, determines the settlement of the derivative, and can be any variable whose changes are observable or otherwise objectively verifiable (SFAS No. 133 paragraph 57). After Monday's telephone discussion and upon further analysis of SFAS No. 133, we believe there are two relevant underlyings in our contracts: (a) the "Black Book Value" and (b) the "Actual Sales Value." Whenever our contracts with the Black Book feature culminate in a loss claim at the conclusion of an auto lease, whichever of the two "Values" is greater determines the amount of the settlement. As shown in the table above, each "Value" is compared to the Contract Residual Value (CRV), which represents the constant notional amount in each contract, in order to ascertain which of the two underlyings (the "Black Book Value" or the "Actual Sales Value") will determine the settlement of the contract. Interestingly, neither underlying is observable during the contract's life but is only observable upon expiration of the lease. There are not "forward values" for Black Book for dates in the future, and by its very nature, "Actual Sales Value" cannot be known until the vehicle is sold.

  Do the underlyings qualify for the exceptions in paragraph 10(e) of SFAS No. 133?

  We believe that the underlying "Black Book Value" which would determine settlement by subtracting "Black Book Value" from CRV does not qualify for the exceptions in paragraph 10(e).

  We believe that the "Actual Sales Value" underlying which would determine settlement by subtracting Actual Sales Value from CRV does qualify for the exception in paragraph 10(e)(2) for the following reasons:

  March 15, 2007

    Neither the lease contracts nor the automobiles to which they relate are traded on an exchange (SFAS No. 133 par 10(e)).
    The underlying settlement value is based on a unique non-financial asset (DIG Issue C5) that is not readily convertible to cash (it generally takes 30 to 60 days to sell a vehicle).
    Each insured vehicle's Actual Sales Value will be influenced by its own unique physical condition, including intangible qualities such as appearance and color, in addition to its exact age, make, model, style, year, and mileage.
    DIG Issue C5 further states that the exception provided in paragraph 10(e)(2) applies "only if the nonfinancial asset related to the underlying is owned by the party who would not benefit under the contract from an increase in the price or value of the nonfinancial asset. "The non-financial asset (the leased auto) is owned by the party (the insured) who would not benefit under the contract from an increase in the price or value of the non-financial asset. If the leased auto increases in value, the insurance contract becomes less beneficial to the insured.

    Since the "Black Book Value" underlying does not qualify for the exception in paragraph 10(e), but the "Actual Sales Value" underlying does, which underlying is predominant? Do all underlyings, considered in combination, behave in a manner that is highly correlated with the behavior of any of the component variables? Said another way in SFAS No. 133 paragraph 254, is the contract's settlement expected to change in a way that is highly correlated with the way it would change if it was based on an underlying that would not be eligible for one of the exceptions in paragraph 10(e) (that is, "Black Book Value")?

  The fair value of our contracts always represents the net present value of the expected settlement amount, and the expected settlement amount is a function of the interaction of our Notional Amount ("CRV") and our multiple underlyings at any given time. Somewhat unique to this situation is the fact that the underlyings are merely estimable during the life of the contract and only becomes "objectively verifiable" (as discussed in SFAS No. 133 paragraph 57) at the end of the contract's life after which the vehicle is sold (typically at auction some 30 to 60 days later). In our experience, the "Actual Sales Value," when it becomes observable, dominates the settlement of the contract, effectively overruling what the "Black Book Value" might have predicted the settlement value (e.g., final fair value) to be at the end of the contract. Effectively, since the CRV is fixed at the inception of the contract, the essential questions asked by the guidance in SFAS No. 133 are:

      Which underlying, "Black Book Value" or "Actual Sales Value," diverges the most from the CRV set at inception? (This qualitative question addresses predominance.)
      If "Actual Sales Value" diverges the most from CRV, by how much does it tend to diverge from CRV versus that of the other underlying? (This quantitative question addresses whether high correlation mutes the suspected predominance of one underlying over the other.)

  The fact that the "Black Book Value" comes into play in less than 10% of the vehicles coming off lease indicates that, from a qualitative point of view, it is the "Actual Sales Value" variable that is predominant in determining the ultimate settlement loss, answering the first question above.

  March 15, 2007

  It is fair to ask whether a quantitative analysis would support our qualitative one. For example, we realize that if hypothetically the "Actual Sales Value" systematically exceeded the "Black Book Value" by, say, a consistent $100 every time, a qualitative statement that the "Actual Sales Value" was "predominant" just because it always determined the settlement amount would ring somewhat hollow. In that hypothetical example, it would seem that both underlyings would correlate highly in terms of the degree to which overall they influenced the settlement amount of the contract, and neither underlying would be particularly "predominant."

  We populated our regression analysis with actual settlement amounts regressed against hypothetical settlement amounts as if "Black Book Value" were always the determinant of the settlement. For those settlements actually based on "Black Book Value," the two variables (actual and hypothetical) were identical and, by definition, perfectly correlated. For those majority of settlements based on "Actual Sales Value," the regression tested how close those actual settlements resembled what a pure "Black Book Value" settlement would have been. If those actual settlements had been consistently close in dollar amount to a hypothetical "Black Book Value"-determined settlement, such variables (actual vs. hypothetical) would have plotted tightly against the imagined perfectly correlated regression line. But they didn't.

  Our actual quantitative analysis (which gave appropriate weighting to the less than 10% of our contracts where the actual paid loss under our contracts did indeed match the hypothetical Black Book Value Based Loss as in the fourth item in the table above), revealed a common variance ("r-squared") of 45% between the hypothetical Black Book Based Losses and the actual losses paid on these contracts. We believe that 45% r-squared may establish a weak relationship between the settlements based on all the underlyings versus a hypothetical settlement based only on "Black Book Value," we do not believe it evidences a "highly correlated" relationship under GAAP. From this we conclude (in accordance with the last sentence of paragraph 10(e) of SFAS No. 133 as clarified further by paragraph 254) that the behavior of all underlyings in combination do not behave in a manner highly correlated with the behavior of "Black Book Value," the component variable that does not qualify for an exception from SFAS No. 133.
    What should the underlying that does not qualify for the exception in paragraph 10(e) be compared to?

  Paragraph 254 of SFAS No. 133 states that if the contract's underlyings are a combination of variables ("Black Book Value" and "Actual Sales Value" in our case) and "its settlement (emphasis added) is expected to change in a way that is highly correlated with the way it would change if it was based on an underlying that would not be eligible for one of the exceptions in paragraph 10(e)," then SFAS No. 133 would be applicable. Since settlement of the contract is not expected to change in a way that is highly correlated (i.e. r-squared is 45%) with the way it would change if it was based solely on Black Book (the variable not eligible for the exception), we concluded that the contract is not subject to SFAS No. 133.

  Conclusion

  Since the predominant underlying (settlement based on "Actual Sales Value") qualifies for the non-financial asset exception in paragraph 10(e)(2), AFG's RVI contracts should be accounted for as insurance contracts under SFAS No. 60.

  March 15, 2007

  We have discussed this matter with the National Office of Ernst & Young LLP, our independent accountants. They concur with our position.

  If you have any questions or comments regarding the information set forth above, please feel free to contact me at (513) 579-6633 (FAX: (513)369-5750).

American Financial Group, Inc.

BY: /s/KEITH A. JENSEN____
Keith A. Jensen
Senior Vice President
(principal financial and
accounting officer)

cc: Todd Hardiman
Stephanie Hunsaker
Lisa Vanjoske